[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________.

Commission file number: 000-22269

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Guaranty Savings Bank 401(k) Plan
(As Amended and Restated January 1, 2007)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GS FINANCIAL CORP.
3798 Veterans Boulevard
Metairie, Louisiana 70002

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Guaranty Savings Bank 401(k) Plan (as Amended and Restated January 1, 2007) (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2007

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

GUARANTY SAVINGS BANK 401(K) PLAN
(AS AMENDED AND RESTATED JANUARY 1, 2007)

June 26, 2008

By: /s/ Stephen E. Wessel
Stephen E. Wessel, on behalf of
Guaranty Savings Bank
as the Plan Administrator

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 – 0110
1210 – 0089

2007

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2007 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ______

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
GUARANTY SAVINGS BANK 401(K) PLAN

1b Three-digit plan number (PN) ▶ 002

1c Effective date of plan (mo., day, yr.) 01/01/1997

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
GUARANTY SAVINGS BANK
3798 VETERANS MEMORIAL BLVD
METAIRIE LA 70002-5837

2b Employer Identification Number (EIN) 72-0201505

2c Sponsor's telephone number 504-457-6220

2d Business code (see instructions) 551111

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 7/10/08 BRUCE A. SCOTT
Signature of plan administrator — Date — Type or print name of individual signing as plan administrator

SIGN HERE [signature] 7/10/08 Stephen E Wessel
Signature of employer/plan sponsor/DFE — Date — Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6 Total number of participants at the beginning of the plan year	6	42
7 Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a Active participants	7a	47
b Retired or separated participants receiving benefits	7b	
c Other retired or separated participants entitled to future benefits	7c	3
d Subtotal. Add lines 7a, 7b, and 7c	7d	50
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	
f Total. Add lines 7d and 7e	7f	50
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	49
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	5
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	

8 Benefits provided under the plan (complete 8a and 8b as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J 2O

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a ***Pension Benefit Schedules***

(1)	[X]	R	(Retirement Plan Information)
(2)	[ ]	B	(Actuarial Information)
(3)	[X]	E	(ESOP Annual Information)
(4)	[ ]	SSA	(Separated Vested Participant Information)

b **Financial Schedules**

(1)	[ ]		H	(Financial Information)
(2)	[X]		I	(Financial Information — Small Plan)
(3)	[X]	1	A	(Insurance Information)
(4)	[ ]		C	(Service Provider Information)
(5)	[X]		D	(DFE/Participating Plan Information)
(6)	[ ]		G	(Financial Transaction Schedules)

SCHEDULE A (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210–0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning and ending

A Name of plan GUARANTY SAVINGS BANK 401(K) PLAN	B Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 GUARANTY SAVINGS BANK	D Employer Identification Number 72-0201505

Part I Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

PRINCIPAL LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
42-0127290	61271	8-03423	50	01/01/2007	12/31/2007

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
783	

Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

MORGAN KEEGAN & COMPANY INC
ATTN ANNUITY COMMISSIONS
MEMPHIS TN 38103-0000

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code
547			3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

MORGAN KEEGAN & COMPANY INC
ATTN ANNUITY COMMISSIONS
MEMPHIS TN 38103-0000

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code
236			3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code

Official Use Only

Part II ***Investment and Annuity Contract Information***

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3 Current value of plan's interest under this contract in the general account at year end	
4 Current value of plan's interest under this contract in separate accounts at year end	263431

5 Contracts With Allocated Funds

a State the basis of premium rates ▶

b Premiums paid to carrier	
c Premiums due but unpaid at the end of the year	
d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	

Specify nature of costs ▶

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment (4) ☐ other (specify below)

▶

b Balance at the end of the previous year		
c Additions: (1) Contributions deposited during the year		
(2) Dividends and credits		
(3) Interest credited during the year		
(4) Transferred from separate account		
(5) Other (specify below) ▶		
(6) Total additions		
d Total of balance and additions (add b and c (6))		
e Deductions:		
(1) Disbursed from fund to pay benefits or purchase annuities during year		
(2) Administration charge made by carrier		
(3) Transferred to separate account		
(4) Other (specify below) ▶		
(5) Total deductions		
f Balance at the end of the current year (subtract e (5) from d)		

Official Use Only

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision) b ☐ Dental c ☐ Vision d ☐ Life insurance
e ☐ Temporary disability (accident and sickness) f ☐ Long-term disability g ☐ Supplemental unemployment h ☐ Prescription drug
i ☐ Stop loss (large deductible) j ☐ HMO contract k ☐ PPO contract l ☐ Indemnity contract
m ☐ Other (specify) ▶

8	Experience-rated contracts		
a	Premiums: (1) Amount received		
	(2) Increase (decrease) in amount due but unpaid		
	(3) Increase (decrease) in unearned premium reserve		
	(4) Earned ((1) + (2) − (3))		
b	Benefit charges: (1) Claims paid		
	(2) Increase (decrease) in claim reserves		
	(3) Incurred claims (add (1) and (2))		
	(4) Claims charged		
c	Remainder of premium: (1) Retention charges (on an accrual basis) —		
	(A) Commissions		
	(B) Administrative service or other fees		
	(C) Other specific acquisition costs		
	(D) Other expenses		
	(E) Taxes		
	(F) Charges for risks or other contingencies		
	(G) Other retention charges		
	(H) Total retention		
	(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)		
d	Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement		
	(2) Claim reserves		
	(3) Other reserves		
e	Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)		
9	Nonexperience-rated contracts:		
a	Total premiums or subscription charges paid to carrier		
b	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount		
	Specify nature of costs ▶		

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
GUARANTY SAVINGS BANK 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
GUARANTY SAVINGS BANK

D Employer Identification Number
72-0201505

Part I Information on Interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LARGECAP GROWTH SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-018 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 34

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP GROWTH SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-021 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 61

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL BOND AND MTG SEP ACC

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-005 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 456

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL DIVERS INTL SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-015 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 8871

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LGCP S&P 500 IDX SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-016 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 29338

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP VALUE I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-043 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2031

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP GROWTH II SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-047 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 50

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN SMALLCAP S&P 600 INDEX SA

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-028 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3839

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP S&P 400 INDEX SA

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-023 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3662

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LGCAP BLEND II SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-065 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 493

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LGCAP GROWTH I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-066 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 33

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LGCAP VALUE III SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-068 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 71

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP VALUE II SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-069 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 50

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2010 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-075 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 61561

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2020 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-076 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 54084

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2030 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-077 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 62640

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2040 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-078 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 32465

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2050 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-079 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1314

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LIFETM STR INC SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-080 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 98

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL REAL EST SEC SEPACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-095 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2031

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN SMCAP VALUE II SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-096 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 49

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN SMCAP GROWTH III SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-097 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 60

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103–12IE PRIN LARGECAP VALUE I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN–PN 42-0127290-098 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions) 33

(a) Name of MTIA, CCT, PSA, or 103–12IE PRIN GLOBAL EQUITY I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN–PN 42-0127290-102 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions) 59

(a) Name of MTIA, CCT, PSA, or 103–12IE PRIN SMCAP GROWTH II SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN–PN 42-0127290-071 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions) 50

(a) Name of MTIA, CCT, PSA, or 103–12IE PRINCIPAL STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) UNION BOND & TRUST COMPANY

(c) EIN–PN 93-6274328-001 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions) 107

(a) Name of MTIA, CCT, PSA, or 103–12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN–PN (d) Entity code (e) Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103–12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN–PN (d) Entity code (e) Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions)

Official Use Only

SCHEDULE E
(Form 5500)

Department of the Treasury
Internal Revenue Service

ESOP Annual Information

Under Section 6047(e) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 or 5500-EZ.**

OMB No. 1210-0110

2007

This Form is NOT Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning 01/01/2007 and ending 12/31/2007

A Name of plan
GUARANTY SAVINGS BANK 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ
GUARANTY SAVINGS BANK

D Employer Identification Number
72-0201505

	Question	Yes	No
1a	Is the ESOP maintained by an S corporation? **If "Yes," answer line 1b. (Also, "2Q" must be entered on Form 5500, line 8.)**		X
b	Were any prohibited allocations of securities in an S Corporation made to any disqualified person?		X
2a	Did the employee stock ownership plan (ESOP) have an outstanding securities acquisition loan within the meaning of Code section 133 during the plan year?		X
b	Did the employer maintaining the ESOP pay dividends (deductible under section 404(k)) on the employer's stock held by the ESOP during the employer's tax year in which the plan year ends?	X	

If both line **2a** and line **2b** are "No," DO NOT complete any other questions on this schedule. Attach the schedule to the Form 5500 or 5500-EZ you file for your ESOP plan.

3 What is the total value of the ESOP assets? ▶ 3570323

4 If the ESOP holds preferred stock, under what formula(s) is the preferred stock convertible into common stock of the employer corporation? ▶ ______

5 If unallocated employer securities were released from a loan suspense account, indicate below the methods used:

a [X] Principal and interest (Excise Tax Regulations section 54.4975-7(b)(8)(i));

b [ ] Principal only (Excise Tax Regulations section 54.4975-7(b)(8)(ii));

c [ ] Other (attach an explanation)

	Question	Yes	No
6	Were unallocated securities or proceeds from the sale of unallocated securities used to repay any exempt loan (within the meaning of Code section 4975(d)(3))? If "Yes," attach a description of the transaction.		X

If the ESOP or the employer corporation has one or more outstanding securities acquisition loans intended to satisfy Code section 133, complete lines 7 through 12, otherwise skip to line 13.

	Question	Yes	No
7a	Was the ESOP loan part of a "back to back" loan? (See instructions for definition of "back to back" loan.)		
b	If line 7a is "Yes," are the terms of the two loans substantially similar?		
c	Do the two loans have the same amortization schedule? If "No," attach an explanation of how the amortization schedules differ		
8	Is the loan an immediate allocation loan as defined in Code section 133(b)(1)(B)?		

9a What was the date of the securities acquisition loan? ▶ ______ month day year

Official Use Only

Line	Question	Yes	No
9b	At all times after the acquisition of the employer securities with the loan proceeds, did the ESOP own more than 50% of: (i) each class of outstanding stock of the employer corporation, or (ii) the total value of all outstanding stock of the corporation?		
c	If line 9b is "No," does the securities acquisition loan satisfy one of the transition rules of Act section 7301(f) of OBRA 1989 or satisfy the exception in Code section 133(b)(6)(B)(ii)? (See instructions for explanation of transition rules.)		
d	If line 9c is "No," enter the name and address of payees to whom interest with respect to securities acquisition loans was paid ▶		
10	What was the amount of interest paid on the securities acquisition loan? ▶		
11a	Were any securities disposed of within 3 years after the plan acquired section 133 securities in a taxable event described in Code section 4978B(c)?		
b	If line 11a is "Yes," does one or more of the exceptions provided in Code section 4978B(d) apply to all dispositions of employer securities?		
12a	Were any of the ESOP's securities acquisition loans refinanced during this reporting period?		
b	If line 12a is "Yes," does the refinancing meet the requirements of Act section 1602 of SBJPA 1996?		
	If the employer maintaining the ESOP deducted dividends under Code section 404(k), answer the questions on lines 13 through 16, otherwise skip to line 17.		
13a	Did the amount of the dividends paid exceed the employer's current or accumulated earnings and profits within the meaning of Code section 316?		X
b	Is the amount paid a dividend under applicable state law?	X	
14	If dividends deducted under Code section 404(k) were used to repay an exempt loan, were any dividends used to repay the loan generated by securities that were not acquired with the proceeds of the loan being repaid?		X
15	If the answer to line 14 is "Yes," were the dividends paid with respect to employer securities that satisfy the transition rules of Act section 7302(b)(2) of OBRA 1989?		
16	Did the employer make payments in redemption of stock held by an ESOP to terminating ESOP participants and deduct them under Code section 404(k)(1)?		X
17a	Were any dividends subject to an election by participants or their beneficiaries under Code section 404(k)(2)(A)(iii) to reinvest the dividends in employer securities? **If "Yes," answer lines 17b and 17c. If "No," skip to line 18a.**		X
b	Did the election comply with the requirements of Notice 2002-2?		
c	Are dividends reinvested in employer securities pursuant to the election fully vested?		

18 Complete the following information for each class of stock owned by the ESOP:

(a) Class of stock	(b) Common stock (C) Preferred stock (P)	(c) Readily tradable* Yes (Y) No (N)	(d) Dividend rate during plan year**	(e) Dividends paid to participants***	(f) Dividends used to repay exempt loan (1) allocated stock	(2) unallocated stock
COMMON	C	Y	0.02	$ 62708	$	$
				$	$	$
				$	$	$
Totals of dividends reported on lines 18(e) and (f) for all classes of stock(including any reported on attachments, see instructions) ▶				$ 62708	$	$

* If the stock is readily tradable on an established securities market within the meaning of Code section 409(l), enter "Y," otherwise enter "N."

** Dividend rate paid for each class of stock during the plan year.

*** Dividends paid directly to or distributed to participants.

Official Use Only

SCHEDULE I (Form 5500)
Department of the Treasury Internal Revenue Service
Department of Labor Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning , and ending ,

A Name of plan
GUARANTY SAVINGS BANK 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
GUARANTY SAVINGS BANK

D **Employer Identification Number** 72-0201505

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	3570323	3003257
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	3570323	3003257
2	**Income, Expenses, and Transfers for this Plan Year:**		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	82788	
	(2) Participants	2a(2)	163155	
	(3) Others (including rollovers)	2a(3)	17221	
b	Noncash contributions	2b		
c	Other income	2c	-34109	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		229055
e	Benefits paid (including direct rollovers)	2e	796061	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	60	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		796121
j	Net income (loss) (subtract line 2i from line 2d)	2j		-567066
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

Official Use Only

		Yes	No	Amount
3c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		2728793
e Participant loans	3e		X	
f Loans (other than to participants)	3f		X	
g Tangible personal property	3g		X	

Part II Transactions During Plan Year

		Yes	No	Amount
4 During the plan year:				
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e Was the plan covered by a fidelity bond?	4e	X		3000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		3555902
j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the *Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the* Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2007

This Form Is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning , and ending ,

A Name of plan GUARANTY SAVINGS BANK 401(K) PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 GUARANTY SAVINGS BANK	**D** Employer Identification Number 72-0201505

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... 1 $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 42-0127290 ________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year 3

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... 6a $

b Enter the amount contributed by the employer to the plan for this plan year .... 6b $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... 6c $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) .... ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See Instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements .... ☐ the ratio percentage test ☐ average benefit test

END